Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

January 31, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Ms. Catherine Gordon

Re:	Post-Effective Amendment No. 197 to the Registration Statement on Form N-1A of DWS Capital Growth Fund, DWS Core Equity Fund, DWS Mid Cap Growth Fund, DWS Small Cap Core Fund and DWS Small Cap Growth Fund (each a “Fund” and collectively, the “Funds”), each a series of DWS Investment Trust (the “Trust”) (Reg. Nos. 002-13628, 811-00043)

Dear Ms. Gordon,

This letter is being submitted on behalf of the series of the Trust  in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on January 17, 2014 relating to the above-captioned Post-Effective Amendment filed with the SEC on December 3, 2013.

The Staff’s comments are restated below followed by the Funds’ responses.

1.
Comment: For any Fund with a 65% investment policy or an 80% investment policy, please include disclosure indicating that the term “assets” means “net assets, plus the amount of any borrowings for investment purposes,” as set forth in Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:  The Trust has added clarifying disclosure to the statutory prospectus for DWS Core Equity Fund, DWS Mid Cap Growth Fund and DWS Small Cap Growth Fund stating that the term “assets” for purposes of each Fund’s 80% investment policy includes the Fund’s “net assets, plus the amount of any borrowings for investment purposes” as defined in Rule 35d-1 under the 1940 Act. The DWS Capital Growth Fund’s 65% investment policy is not a policy adopted in accordance with Rule 35d-1 and, as such, the reference to “total assets” in this Fund’s 65% investment policy has not been revised.

2.
Comment:  When financial terms are used in the disclosure contained in the “Principal Investment Strategy” sections of each fund’s prospectus, please consider providing a definition of each financial term.

Response:  After review and consideration, the Trust believes that the disclosure contained in the “Principal Investment Strategy” section of each Fund’s prospectus is appropriate in light of the circumstances.

3.
Comment:  Consider whether the second paragraph of the derivatives disclosure contained in the summary section of the prospectus for DWS Core Equity Fund and DWS Small Cap Core Fund is responsive to the July 30, 2010 letter to the Investment Company Institute from the Associate Director in the Office of Legal and Disclosure and whether said disclosure should be moved from the summary section of each Fund’s prospectus to another, less prominent location.

Response:  After review and consideration, the Trust believes that disclosure regarding the use of derivatives for DWS Core Equity Fund and DWS Small Cap Core Fund is appropriate in light of each Fund’s circumstances.

4.
Comment:  In disclosure regarding portfolio managers of the Funds, the phrase “joined the fund” is used.  Please consider revising the language to clarify that the portfolio manager has joined the fund as a portfolio manager (and not in some other capacity) in the relevant year.

Response:  The relevant disclosure has been revised to clarify that the year represent when the applicable portfolio manager “began managing” the Fund.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3986.

Sincerely yours,

/s/Scott D. Hogan

Scott D. Hogan
Director

cc.  Elizabeth Reza, Esq., Ropes & Gray LLP